SMART LOGISTICS GLOBAL LIMITED

VIA EDGAR

September 26, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn:	Claudia Rios
Karina Dorin

Re:	SMART LOGISTICS GLOBAL LIMITED Registration Statement on Form F-1, as amended Initially Filed on July 14, 2025 File No. 333-288664

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SMART LOGISTICS GLOBAL LIMITED hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on September 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Hue Kwok Chiu
Hue Kwok Chiu
Chief Executive Officer

cc:	Loeb & Loeb LLP